Exhibit 99.3

Scorpio Tankers Inc. Announces Closing
Convertible Senior Notes due 2031 and Concurrent Stock Repurchase

MONACO, May 12, 2026 (GLOBE NEWSWIRE) -- Scorpio Tankers Inc. (NYSE: STNG) (the “Company”) announced today that it has closed its previously announced private offering (the “Offering”) for $230,000,000 in aggregate principal amount of additional 1.75% convertible senior notes due 2031 (the “New Notes”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). This amount includes the full exercise of the initial purchaser’s option to purchase an additional $30,000,000 in aggregate principal amount of the New Notes in connection with the Offering. The New Notes priced at 110.25% of par, plus accrued interest in the amount of approximately $1.56 per $1,000 principal amount of New Notes from, and including, April 10, 2026, to, but excluding May 12, 2026. The offering of New Notes resulted in gross proceeds of approximately $253.6 million, and a combined yield to maturity of approximately 1.0% for the aggregate series of New Notes and Initial Notes (as defined below). The New Notes were issued pursuant to the same indenture as the Company’s $375.0 million aggregate principal amount of 1.75% convertible senior notes due 2031 (the “Initial Notes” and, together with the New Notes, the “Notes”) issued on April 10, 2026 and form a part of the same series of Notes as the Initial Notes. Although the New Notes will initially trade under a different Rule 144A CUSIP number than the Initial Notes, the Company expects that once de-legended, the New Notes will trade with the same CUSIP number as the Initial Notes. In conjunction with the Offering, the Company repurchased 649,427 shares of its common stock at $84.69 per share.

The Notes are senior, unsecured obligations of the Company. The Notes will mature on April 15, 2031, unless earlier converted or repurchased or redeemed in accordance with their terms. The Notes bear interest at a rate of 1.75% per annum, payable semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2026. The interest payment to be made with respect to the New Notes on October 15, 2026, will include interest deemed to have accrued from, and including, April 10, 2026. The offering price for the New Notes includes such accrued interest.

Prior to January 15, 2031, the Notes will be convertible at the option of the holders only under certain circumstances and during certain periods. On or after January 15, 2031, holders may convert their Notes at any time at their election until the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, the Notes may be settled at the Company’s election, in cash, shares of the Company’s common stock, or a combination of cash and shares of common stock. The initial conversion rate for each $1,000 principal amount of Notes is 9.9615 shares of common stock, equivalent to a conversion price of approximately $100.39 per share (which represents a conversion premium of approximately 35% above the last reported sale price of the common stock on the New York Stock Exchange on April 7, 2026). The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events.

The Notes will be redeemable, in whole or in part (subject to certain limitations), for cash at the Company’s option at any time, and from time to time, on or after April 20, 2029 and on or before the 41st scheduled trading day immediately before the maturity date, if the last reported sale price per share of the Company’s common stock exceeds 130% of the conversion price for a specified period of time and certain other conditions are satisfied. In addition, the Company will have the right to redeem all, but not less than all, of the Notes if certain changes in tax law occur and certain other conditions are satisfied. Except as described in the two immediately preceding sentences, the Notes will not be redeemable at the Company’s option prior to the maturity date. The redemption price will be equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, up to, but excluding, the redemption date.

If certain corporate events that constitute a “fundamental change” occur, then, subject to limited exceptions, noteholders may require the Company to repurchase their Notes for cash at a price equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.

Net proceeds from the Offering were approximately $248.8 million after deducting the initial purchaser’s discounts and commissions and the Company’s estimated Offering expenses. The Company used approximately $55.0 million of the net proceeds from the Offering to repurchase 649,427 shares of common stock as described above and will use the remainder of the net proceeds for general corporate purposes.

The New Notes were only offered to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The New Notes and any shares of the common stock issuable upon conversion of the New Notes, have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction, and unless so registered, may not be offered or sold in the United States except pursuant to an applicable exemption from such registration requirements. This announcement is neither an offer to sell nor a solicitation of an offer to buy securities, nor will there be any offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 87 product tankers (32 LR2 tankers, 41 MR tankers and 14 Handymax tankers) with an average age of 10.2 years. The Company has reached agreements to sell six MR product tankers and three LR2 product tankers, which are expected to close in the second quarter of 2026. The Company has also reached agreements for four MR new buildings that are currently under construction with deliveries expected in 2026 and 2027, four LR2 new buildings with deliveries expected in 2027 and 2029 and two VLCC new buildings with deliveries expected in the second half of 2028. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, the impact of the current and future sanctions that may impact the transportation of petroleum products, the recent military conflict in Iran which has had a significant direct and indirect impact on the trade of crude oil and refined petroleum products, potential disruption of shipping routes due to accidents or political events, potential liability from pending or future litigation, general domestic and international political conditions, which have and may continue to disrupt certain global shipping routes, vessel breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information
Scorpio Tankers Inc.
James Doyle - Head of Corporate Development & Investor Relations
Tel: +1 203-900-0559
Email: investor.relations@scorpiotankers.com